EXHIBIT 99.6


Telkom SA Limited
(Registration number 1991/005476/06)
JSE and NYSE Share code TKG         ISIN ZAE000044897
("Telkom" or "the company")


Appointment of Chief Executive Officer

The Board of Telkom SA Limited is pleased to announce the appointment of Mr Reuben September as Chief Executive Officer of the company with immediate effect.

Mr September (50) holds a BSc in electronic & electrical engineering from the University of Cape Town and has served Telkom with distinction in many technical, commercial and leadership positions for the past 30 years.

Since May 2002 he has served on the Executive Committee of the Group as Chief Technical Officer and in September 2005 he was appointed Chief Operating Officer. Since April 2007 he has served as Acting Chief Executive Officer. He has also served on the Vodacom Board since 2005. Mr September is an acknowledged expert in the strategic and operational evolution of the telecommunications industry and has been influential in shaping Telkom's approach to the challenges of convergence.

In appointing the Chief Executive Officer, the Board followed a rigorous evaluation process including international benchmarking and consultation with the Department of Communications, the latter a requirement specified by the company's articles of association.

On behalf of shareholders, management and staff, the Board congratulates Mr September on his appointment and wishes him every success in the creation of value for all Telkom stakeholders.


Pretoria
22 November 2007

Sponsor: UBS Securities South Africa